UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Sociedad Química y Minera de Chile S.A.

(Name of Issuer)

Series A Common Stock, no par value (“Series A Shares”)

Series B Common Stock, no par value (“Series B Shares”)

(Title of Class of Securities)

Series A Shares: 833636103

Series B Shares: 833635105

(CUSIP Number)

Wayne R. Brownlee

Executive Vice President and Chief Financial Officer

Nutrien Ltd.

Suite 500, 122 – 1st Avenue South Saskatoon, Saskatchewan Canada S7K 7G3	13131 Lake Fraser Drive S.E. Calgary, Alberta Canada T2J 7E8

(306) 933-8500

with a copy to

Robert A. Profusek

Joel T. May

Jones Day

250 Vesey Street

New York, New York 10281-1047

(212) 326-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 833635105 / 833636103

1	NAMES OF REPORTING PERSONS: Nutrien Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 98-1400416
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Series A Shares: Not Applicable Series B Shares: Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Saskatchewan, Canada and Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 - Series A Shares (See Item 5) 0 - Series B Shares (See Item 5)
	8	SHARED VOTING POWER: 62,556,568 Series A Shares (See Item 5) 20,166,319 Series B Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER: 0 - Series A Shares (See Item 5) 0 - Series B Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER: 62,556,568 Series A Shares (See Item 5) 20,166,319 Series B Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 62,556,568 Series A Shares (See Item 5) 20,166,319 Series B Shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 43.80% of Series A Shares (See Item 5(a)) 16.75 % of Series B Shares (see Item 5(a))
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

1	NAMES OF REPORTING PERSONS: Inversiones PCS Chile Limitada I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Series A Shares: Not Applicable Series B Shares: Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 - Series A Shares (See Item 5) 0 - Series B Shares (See Item 5)
	8	SHARED VOTING POWER: 15,526,000 Series A Shares (See Item 5) 1,600,000 Series B Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER: 0 - Series A Shares (See Item 5) 0 - Series B Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER: 15,526,000 Series A Shares (See Item 5) 1,600,000 Series B Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,526,000 Series A Shares (See Item 5) 1,600,000 Series B Shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.87% of Series A Shares (See Item 5(a)) 1.33% of Series B Shares (See Item 5(a))
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	NAMES OF REPORTING PERSONS: Inversiones El Boldo Limitada I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Series A Shares: Not Applicable Series B Shares: Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 - Series A Shares (See Item 5) 0 - Series B Shares (See Item 5)
	8	SHARED VOTING POWER: 29,330,326 Series A Shares (See Item 5) 16,363,546 Series B Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER: 0 - Series A Shares (See Item 5) 0 - Series B Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER: 29,330,326 Series A Shares (See Item 5) 16,363,546 Series B Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 29,330,326 Series A Shares (See Item 5) 16,363,546 Series B Shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.54% of Series A Shares (See Item 5(a)) 13.59% of Series B Shares (See Item 5(a))
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	NAMES OF REPORTING PERSONS: Inversiones RAC Chile S.A. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Series A Shares: Not Applicable Series B Shares: Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 - Series A Shares (See Item 5) 0 - Series B Shares (See Item 5)
	8	SHARED VOTING POWER: 17,700,242 Series A Shares (See Item 5) 2,202,773 Series B Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER: 0 - Series A Shares (See Item 5) 0 - Series B Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER: 17,700,242 Series A Shares (See Item 5) 2,202,773 Series B Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 17,700,242 Series A Shares (See Item 5) 2,202,773 Series B Shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.39% of Series A Shares (See Item 5(a)) 1.83% of Series B Shares (See Item 5(a))
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

Item 1. Security and Issuer.

This Amendment No. 13 filed by Nutrien Ltd. (“Nutrien”) amends the Schedule 13D, dated November 2, 2001, as amended (the “Schedule 13D”), of Potash Corporation of Saskatchewan Inc. (“PCS”), a wholly owned subsidiary of Nutrien, and the affiliates of Nutrien listed in Item 2 with respect to Series A Shares and Series B Shares of Sociedad Química y Minera de Chile S.A. (the “Issuer”), a company organized under the laws of the Republic of Chile. Effective January 1, 2018, PCS and Agrium, Inc. (“Agrium”) became wholly owned subsidiaries of Nutrien pursuant to a merger of equals transaction. The principal executive offices of the Issuer are located at El Trovador 4285, Santiago, Chile. Capitalized terms used but not otherwise defined in this Amendment No. 13 have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background.

This Amendment No. 13 is filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934 (the “Exchange Act”) by the persons listed below (the “Reporting Persons”).

(1) Nutrien, a corporation organized under the laws of Canada, together with its direct and indirect subsidiaries, is the world’s largest provider of crop inputs and services, producing and marketing the three primary crop nutrients: potash, nitrogen and phosphate. Its principal business addresses are: Suite 500, 122 — 1st Avenue South, Saskatoon, Saskatchewan, Canada S7K 7G3 and 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8.

(2) Inversiones PCS Chile Limitada (“PCS Chile”) is a limited liability company organized under the laws of the Republic of Chile principally for the purpose of acquiring and holding shares of the Issuer. Its principal business address is: Avenida Apoquindo 3721, Piso 12, comuna de Las Condes, Santiago, Chile. Nutrien beneficially owns the entire outstanding equity interest in PCS Chile.

(3) Inversiones El Boldo Limitada (“Chile Holdco”) is a limited liability company organized under the laws of the Republic of Chile principally for the purpose of acquiring and holding shares of the Issuer. Its principal business address is: Avenida Apoquindo 3721, Piso 12, comuna de Las Condes, Santiago, Chile. Nutrien beneficially owns the entire outstanding equity interest in Chile Holdco.

(4) Inversiones RAC Chile S.A. (“RAC”) is a closely held corporation organized under the laws of the Republic of Chile and was acquired by PCS principally for the purpose of acquiring and holding shares of the Issuer. Its principal business address is: Avenida Apoquindo 3721, Piso 12, comuna de Las Condes, Santiago, Chile. Nutrien beneficially owns the entire outstanding equity interest in RAC.

None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

The information contained in Item 5(c) below is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) The Series A Shares and Series B Shares beneficially owned by each of Nutrien, PCS Chile, Chile Holdco and RAC are as follows:

	Number of Series A Shares	% of Class	Number of Series B Shares	% of Class	% of All Equity Securities of Issuer
Nutrien(4)	62,556,568	43.80%	20,166,319	16.75%	31.43%
PCS Chile	15,526,000	10.87%	1,600,000	1.33%	6.51%
Chile Holdco	29,330,326	20.54%	16,363,546	13.59%	17.36%
RAC	17,700,242	12.39%	2,202,773	1.83%	7.56%

(1)	Based upon 142,819,552 Series A Shares outstanding as of December 31, 2017 (as reported in the Issuer’s Form 20-F furnished to the Securities and Exchange Commission (the “Commission”) on April 19, 2018).
(2)	Based upon 120,376,972 Series B Shares outstanding as of December 31, 2017 (as reported in the Issuer’s Form 20-F furnished to the Commission on April 19, 2018).
(3)	Based upon 142,819,552 Series A Shares and 120,376,972 Series B Shares outstanding as of December 31, 2017.
(4)	Nutrien beneficially owns all shares owned by PCS Chile, Chile Holdco and RAC.

(b) Because Nutrien beneficially owns the entire outstanding equity interest in PCS Chile, Chile Holdco and RAC, Nutrien has the power to vote or to direct the voting or to dispose or direct the disposition of all of the Series A Shares and all of the Series B Shares owned by PCS Chile, Chile Holdco and RAC. Except as otherwise disclosed herein, no person other than the Reporting Persons shares the power to vote or to direct the vote or to dispose or direct the disposition of any of the Series A Shares or any of the Series B Shares owned by the Reporting Persons.

(c) On May 29, 2018, Nutrien issued a press release regarding its intention to conduct a placement of up to all of the 20,166,319 Series B Shares in the Issuer held by the Reporting Persons to Chilean investors, certain other non-U.S. persons and to qualified institutional buyers within the meaning of Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The placement is being conducted through a bookbuild auction on the Santiago Stock Exchange in a process known as subasta de libro de ordenes, in compliance with Chilean law and the rules of the Santiago Stock Exchange. The price and allocations resulting from the auction are expected to be announced by the Santiago Stock Exchange before trading of the Issuer’s shares commences in Santiago on June 1, 2018.

Nutrien does not intend to make sales to any person that, after giving effect to the placement, together with its affiliates, will become a beneficial owner of more than 5% of the outstanding equity securities of the Issuer. By participating in the placement, each purchaser of Series B Shares is deemed to represent and warrant to Nutrien that, immediately after giving effect to the placement, neither it nor any of its affiliates (acting alone or as a part of any group (within the meaning of Section 13(d) of the Exchange Act) will (1) become a beneficial owner (as defined pursuant to Rule 13d-3 or Rule 13d-5 under the Exchange Act) of more than 5% of the outstanding equity securities of the Issuer as of the date of the placement or (2) be required to file a Schedule 13D or Schedule 13G with the Commission. A copy of the press release is attached hereto as Exhibit 2 and is incorporated herein by reference.

The transaction is being undertaken in order to fulfill Nutrien’s commitment to divest PCS’ minority shareholdings in three companies, including the Issuer, pursuant to the conditional approval of the Competition Commission of India of the merger of equals transaction between PCS and Agrium that became effective on January 1, 2018.

(d) No change.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 5(c) above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of May 29, 2018, among Nutrien Ltd., Inversiones PCS Chile Limitada, Inversiones RAC Chile S.A., and Inversiones El Boldo Limitada

Exhibit 2	Press Release, dated May 29, 2018

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2018

NUTRIEN LTD.

By:	/s/ Robert A. Kirkpatrick
Name: Robert A. Kirkpatrick
Title: VP and Corporate Secretary

INVERSIONES PCS CHILE LIMITADA

By:	/s/ Jose Maria Eyzaguirre B.
Name: Jose Maria Eyzaguirre B.
Title: Representative

INVERSIONES RAC CHILE S.A.

By:	/s/ Jose Maria Eyzaguirre B.
Name: Jose Maria Eyzaguirre B.
Title: Representative

INVERSIONES EL BOLDO LIMITADA

By:	/s/ Jose Maria Eyzaguirre B.
Name: Jose Maria Eyzaguirre B.
Title: Representative